Mail Stop 4561

January 3, 2008

Mr. Phillip D. Green
Group Executive Vice President and Chief Financial Officer
Cullen/Frost Bankers, Inc.
100 W. Houston Street
San Antonio, TX 78205

      Re: Cullen/Frost Bankers, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2006
             File No. 001-13221

Dear Mr. Green:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Accounting Branch Chief